Pocket sized AI: shields workers from falls, gases, radiation and more...



epiceraalert.com   Las Vegas, NV

Highlights

1. Cut emergency response from 15 minutes to 4 seconds with GPS-verified fall detection.

2. Device generates instant alerts to team members, supervisors, and EMS simultaneously.

3. Strategic interest from 3M, GAF, Guardian Fall Protection, Owens Corning and insurance providers.

4. Targets the $12B global construction safety market—falls are 35% of all jobsite fatalities.

5. OSHA-compliant and insurer-preferred: positioned for regulatory adoption & safety mandates.

6. Patent-backed device + mobile platform transforming worker safety across all high-risk sectors.

7. Built for cross-industry use: maritime, aviation, construction, logistics, and more.

Featured Investor



Dougal Mackenzie
Syndicate Lead

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Invested $20,000 ⓘ

I am a carpenter by trade, proudest accomplishment is becoming a father of three beautiful kids and buying my house.

"Epic Global Innovations is addressing one of the most critical and persistent risks in the construction industry—fall-related injuries and fatalities. Their wearable safety technology represents a meaningful advancement in jobsite safety by combining real-time monitoring, rapid fall detection, and proactive risk mitigation. This solution has the potential to significantly reduce emergency response times, improve worker outcomes, and save our loved ones lives."

Team

Larry Epic   President

Founder and CEO of Epic ERA, Larry leads the company's vision to revolutionize safety through technology. With a background in construction and innovation, he guides development, partnerships, and national deployment strategies.

Kelly Todd   National Safety Consultant & Corporate Secretary

Gold Seal Certified Safety Officer with 30+ years in construction safety, compliance, and workforce development, previously collaborated with Larry D. Epic and now leads as National Safety Consultant and Corporate Secretary at Epic Global Innovations.

Jayce White   Chief Marketing and Strategic Partnerships Officer

A veteran in construction and workplace safety, leveraging his extensive industry experience to



A veteran in construction and workplace safety, leveraging his extensive industry experience to bridge the gap between safety protocols and innovative technology solutions.



Carmellita Epic   Chief Financial & Risk Strategy Officer

federally licensed Chief Financial & Risk Strategy Officer and Treasurer at Epic Global Innovations, leads financial governance, enterprise risk, regulatory compliance, and insurance strategy for the Epic ERA platform.

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Kyle Weiss   Chief Revenue Officer

A combat veteran, former firefighter/EMT, and enterprise tech advisor, serves as Board Member & Fractional CRO at Epic Global Innovations, driving revenue strategy, partnerships, and scalable enterprise growth with disciplined, results-oriented leadership

kyle@epiceraalert.com



Mario Whyte   Director of Innovation & Market Expansion

Mario Whyte serves as Director of Innovation & Market Expansion at Epic Global Innovations, where he leads strategic product positioning, growth initiatives, and cross-sector partnerships.

Pitch Deck



Epic Global Innovation | Epic ERA



Epic ERA revolutionizes workplace safety in high-risk industries like construction, logistics, aviation, and maritime by slashing emergency response times from the typical 10-15 minutes to just 4 seconds—potentially saving lives when falls from height or other hazards strike. This patented, AI-powered wearable device automatically detects life-threatening events—including falls, environmental dangers, and extreme temperatures—then instantly alerts coworkers, supervisors, and EMS with real-time GPS coordinates for rapid, precise rescue.









Essential Protection
Epic ERA Shield
EPICERA
(H: 5.3 inches - W:4.5 inches - D: 0.8 inches)
Key Features
Fall Detection & GPS Alerts
Basic Gas Monitoring (CO, H2S)
Emergency Response Integration
24-hour Battery Life
OSHA Compliant
Comprehensive Gas Monitoring
Combustible Gas Detection
Poisonous Gas Detection (CO, H2S, O2, LEL)
Advanced AI Analytics
Multi-hazard Protection
HSPD-12 Badging (Optional)

Epic ERA Field Falcon
Epic Global Innovations
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FIELD FALCON

Introducing Field Falcon, EPIC ERA 2.0's AI-powered solution for job sites.

This voice-activated interface provides workers with instant access to critical information, including:

- Real-time project schedules and task assignments
- Inventory levels and equipment availability
- Personnel on site and weather conditions
- Safety protocols and site conditions

Simply ask Field Falcon a question in real-time, and it will respond with the information you need. No more manual checks or radio communications.

By leveraging AI-driven insights and streamlining operations, Field Falcon enhances worker safety and job site efficiency, making it an invaluable tool for industries like construction, forestry, and pipeline maintenance, and revolutionizing job field safety and productivity.



WHAT WE OFFER
OUR SERVICES
FOR CONTRACTORS
CONTACT:



Why Now?

- **Construction falls** remain the **#1 cause of worker fatalities.**

- OSHA fines for non-compliance can exceed **$150,000 per incident.**

- The **global safety technology market is projected to reach $12 billion by 2027.**

Epic ERA is uniquely positioned to capitalize on this demand with a product that delivers **unmatched response times and** compliance-ready reporting in a single, cost-effective package.